Law Offices
Monahan & Biagi, Pllc
A Professional Limited Liability Company

July 3, 2008

VIA FACSIMILE to 202 772-9202

Ms. Jennifer Thompson
Securities and Exchange Commission
Division of Corpore Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C.  20549-0308

Jennifer:

Our client, Syntec Biofuels has informed us that their former accountants (Amisano Hanson) will not give permission for Syntec to put their report regarding the company’s 2005 and 2004 financial statements in the company’s current 10-K.  They have stated that they much review documents and speak to the company’s current auditors and prepare letters of correspondence and then, maybe, they will consider a letter.  It appears that this will require a not insignificant expenditure of scarce company resources and there is not assurance that permission to include an updated report from the former accountants will be forthcoming.  Furthermore, the accountants have not provided any time line for completion of the tasks they feel they must complete.

We would request that the company be allowed to incorporate the report for 2005 by reference to the company’s 10-KSB for 2005 so the company can file its amended Form 10-K for FY 2007 as soon as possible.  If a full text letter from their former accountants is required it may prove to be impossible for Syntec to file an amended 10-K for FY 2007.  Syntec has been informed by its current accountants that they will continue to mention reliance of the former accountants’ report for so long as the accountants consider the company to be a development stage company.  A requirement that the report of the former accountants be included in the Form 10-K may make it impossible for the company to file future Form 10-K’s.

701 Fifth Avenue, Suite 2800, Seattle, Washington 98104
Telephone: (206) 587-5700   Facsimile: (206) 587-5710
E-mail: JBiagi@MonahanBiagi.com

Given the trend of the SEC to allow companies to simply provide shareholders notice that they can find the company’s Form 10-K’s on EDGAR rather than sending out hard copies, it would seem reasonable for the company to do exactly that in this Form 10-K.

We would appreciate your consideration in this matter.

If you have any questions, please feel free to contact me or my colleague, Ed Sterner.

Very truly yours,

Monahan & Biagi P.l.l.c

/s/James F Biagi

James F. Biagi, Jr.